

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2019

Matias I. Gaivironsky
Chief Financial Officer
IRSA PROPIEDADES COMERCIALES S.A.
Moreno 877 24th Floor
Buenos Aires, Argentina

      Re: IRSA PROPIEDADES COMERCIALES S.A.
          Form 20-F for the fiscal year ended June 30, 2018
          Filed October 23, 2018
          Form 20-F for the fiscal year ended June 30, 2017
          Filed October 10, 2017
          File No. 000-30982

Dear Mr. Gaivironsky:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate and
                             Commodities